UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

NXP Semiconductors N.V.

(Name of Subject Company (Issuer))

Qualcomm River Holdings B.V.

(Offeror)

an indirect, wholly-owned subsidiary of

QUALCOMM Incorporated

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, par value €0.20 per share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Donald J. Rosenberg

Executive Vice President, General Counsel and Corporate Secretary

QUALCOMM Incorporated

5775 Morehouse Drive

San Diego, California 92121

Telephone: (858) 587-1121

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Scott A. Barshay Steven J. Williams Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 +1 212 373 3000	Christiaan de Brauw Allen & Overy LLP Apollolaan 15 PO Box 75440 Amsterdam 1070 AK Netherlands +31 20 674 1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$38,449,657,591.00	$4,456,315.31

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 335,177,459 common shares, par value €0.20 per share (not including treasury shares), of NXP Semiconductors N.V. multiplied by the offer consideration of $110.00 per share, (ii) the net offer consideration for 9,862,580 shares issuable pursuant to outstanding options with an exercise price less than $110.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $110.00 minus the weighted average exercise price for such options of $37.05 per share), (iii) 7,090,302 shares subject to issuance pursuant to restricted stock units multiplied by the offer consideration of $110.00 per share and (iv) 733,897 shares subject to issuance pursuant to outstanding performance-based restricted stock units multiplied by the offer consideration of $110.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of November 15, 2016, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,456,315.31	Filing Party: Qualcomm River Holdings B.V. and QUALCOMM Incorporated
Form or Registration No.: Schedule TO	Date Filed: November 18, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 18, 2016 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Qualcomm River Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Qualcomm” or “Parent”), for all outstanding common shares, par value €0.20 per share (the “Shares”), of NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“NXP”) at a price of $110.00 per share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the offer to purchase dated November 18, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the related Letter of Transmittal remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following paragraph is inserted after the third paragraph within Section 15 – “Certain Conditions of the Offer” of the Offer to Purchase:

“On January 27, 2017, NXP advised Purchaser that, at the EGM held on January 27, 2017, NXP obtained shareholder approval of (1) the Asset Sale Resolutions, (2) the appointment of the liquidator following the consummation of the Asset Sale and subject to the Compulsory Acquisition Threshold not having been achieved, (3) the Governance Resolutions (i.e., the appointment of directors designated by Purchaser to the NXP Board) and (4) other matters contemplated by the Purchase Agreement, with votes in favor of each such resolution of approximately 95%. Adoption of the Governance Resolutions at the EGM satisfies one of the conditions to the Offer. Purchaser’s obligation to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of, or waiver by Purchaser of, the other conditions to the Offer, including the Minimum Condition. As a result of the adoption of the Asset Sale Resolutions at the EGM, the Minimum Condition will be satisfied if there have been validly tendered pursuant to the Offer and not properly withdrawn a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the Expiration Time) that, together with the Shares then owned by Purchaser and its affiliates, represents at least 80% of the outstanding Shares as of the Expiration Time, provided that Purchaser, with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed), may reduce the required threshold to a percentage not less than 70%.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2017

Qualcomm River Holdings B.V.

By:	/s/ Adam Schwenker
Name: Adam Schwenker Title: Managing Director B

QUALCOMM Incorporated

By:	/s/ Adam Schwenker
Name: Adam Schwenker Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 18, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on November 18, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by QUALCOMM Incorporated and NXP Semiconductors N.V., dated October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(B)	Investor Presentation, dated October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(C)	Text of Press Release issued by QUALCOMM Incorporated, dated November 18, 2016, announcing launch of Tender Offer.*

(a)(5)(D)	Transcript of Video Message from Steve Mollenkopf, Chief Executive Officer of QUALCOMM Incorporated, first made available to employees of NXP Semiconductors N.V. on October 27, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(E)	Transcript of Investor Conference Call held by QUALCOMM Incorporated and NXP Semiconductors N.V on October 27, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(a)(5)(F)	Transcript of Remarks of George S. Davis, Executive Vice President and Chief Financial Officer, QUALCOMM Incorporated, at Nasdaq Investor Program held on November 29, 2016.*

(a)(5)(G)	Letter to QUALCOMM Incorporated Employees from Steve Mollenkopf, Chief Executive Officer, QUALCOMM Incorporated, dated December 2, 2016.*

(b)(1)	364-Day Bridge Loan Facility Commitment Letter, dated October 27, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A.*

(b)(2)	Bridge Joinder Letter, dated November 8, 2016, by and among QUALCOMM Incorporated, Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, JPMorgan Chase Bank, N.A. and the additional lenders party thereto.*

(b)(3)	Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Goldman Sachs Bank USA, as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

(b)(4)	Amended and Restated Credit Agreement, dated November 8, 2016, by and among QUALCOMM Incorporated, the lenders party thereto and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 9, 2016).

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(b)(5)	Letter of Credit and Reimbursement Agreement between Qualcomm River Holdings B.V. and Mizuho Bank, Ltd., dated as of November 22, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(6)	First Amendment to Letter of Credit and Reimbursement Agreement between Qualcomm River Holdings B.V. and Mizuho Bank, Ltd., dated as of November 23, 2016 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(7)	Continuing Agreement for Standby Letters of Credit between Qualcomm River Holdings B.V. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., dated as of November 22, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(8)	Reimbursement and Security Agreement between Qualcomm River Holdings B.V. and Sumitomo Mitsui Banking Corporation, dated as of November 22, 2016 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(b)(9)	Letter of Credit Application by QUALCOMM Incorporated to Bank of America, N.A., dated as of November 23, 2016 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on November 29, 2016).

(c)	Not applicable.

(d)(1)	Purchase Agreement, dated as of October 27, 2016, by and between Qualcomm River Holdings B.V. and NXP Semiconductors N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(2)	Letter Agreement, dated as of October 27, 2016, by and between QUALCOMM Incorporated and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(3)	Pledge, Assignment and Security Agreement, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit A of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(4)	Disclosed Pledge of Receivables, dated as of October 27, 2016, by and between NXP Semiconductors N.V. and Qualcomm River Holdings B.V. (incorporated by reference to Exhibit B of Exhibit 10.1 to the Current Report on Form 8-K filed by QUALCOMM Incorporated with the United States Securities and Exchange Commission on October 27, 2016).

(d)(5)	Confidentiality Agreement, effective as of July 4, 2016, by and between QUALCOMM Incorporated and NXP B.V.*

(d)(6)	Exclusivity Agreement, dated as of October 6, 2016, by and between QUALCOMM Incorporated and NXP Semiconductors N.V.*

(d)(7)	Power of Attorney, dated as of November 18, 2016.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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